

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

July 15, 2009

Mr. Doyle L. Arnold
Vice Chairman and Chief Financial Officer
Zions Bancorporation
One South Main, 15th Floor
Salt Lake City, Utah 84133

>   **Re: Zions Bancorporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed February 27, 2009**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
>   **Filed May 11, 2009**
>   **File No. 1-12307**

Dear Mr. Arnold:

        We have reviewed the above-referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q filed for the Quarter Ended March 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Asset Backed Fair Values, page 34

1.   Based on your disclosures within MD&A on pages 35-36, it appears that the
        valuation techniques utilized in determining the fair value of bank and insurance
        trust preferred CDOs were changed during the quarter ended March 31, 2009,
        upon the adoption of FSP FAS 157-4. Please tell us and revise future filings to
        provide the disclosures required by paragraph 22 of this literature.

Other-than-Temporary ("OTTI") – Debt Investment Securities, page 37

2.   We note from your disclosure in the fourth paragraph on page 38 that you use the
        same valuation model to both value your asset backed securities and calculate any
        credit-related OTTI, with the only exception being the use of different discount
        rates. Please explain to us and revise your future filings to clarify the discount
        rate used in your OTTI assessment. Specifically explain how stressing
        contractual cash flows impacts the security specific coupon rate.

Balance Sheet Analysis – Investment Securities Portfolio, page 45

3.   We note that a significant portion of your unrealized losses on investment
        securities are attributable to your bank and insurance trust preferred securities that
        are below investment grade (classified by lowest credit rating). Considering the
        significant judgment required to determine if a security is other than temporarily
        impaired and the focus users of financial statements have placed on this area, we
        believe comprehensive and detailed disclosure is required to meet the disclosure
        requirements in paragraph 38 of FSP FAS 115-2 and FAS 124-2 and Item 303 of
        Regulation S-K. Therefore, for each bank and insurance trust preferred security
        with at least one rating below investment grade, please provide us with and revise
        your future filings to disclose the following information as of the most recent
        period end (in tabular format):

        a.   deal name
        b.   single issuer or pooled
        c.   class/tranche
        d.   book value
        e.   fair value
        f.   unrealized gain/loss
        g.   credit rating for each class/tranche
        h.   number of banks currently performing
        i.   actual deferrals and defaults as a percentage of original collateral

      j.   expected deferrals and defaults as a percentage of remaining performing collateral

      k.   current subordination as a percentage of remaining performing collateral

Please also indicate whether OTTI has been recognized on any of the deals/tranches disclosed pursuant to the above.

Notes to Consolidated Financial Statements

Note 4 – Investments, page 15

Auction Rate Securities Purchase Program, page 11

4.   We note the repurchase of $255.3 million in auction rate securities (i.e. "ARS') during the 1st quarter of fiscal 2009 under a voluntary repurchase program, resulting in a loss of $18.7 million. While we note you disclose that you indicate that all ARS previously sold to customers were repurchased during the quarter, please disclose in future filings the specific nature, terms and business purpose(s) should these repurchases become material in any future period.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551-3426 if you have any questions regarding the above comments.

Sincerely,

Angela Connell
Reviewing Accountant